UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PRUDENTIAL BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74431A101

(CUSIP Number)

Warren A. Mackey

17 State Street, Suite 3330

New York, New York 10004

(212) 370-9032

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 8 pages.

CUSIP No. 74431A101	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Persons Homestead Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 358,205
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 358,205

11	Aggregate Amount Beneficially Owned by Each Reporting Person 358,205
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person PN

CUSIP No. 74431A101	SCHEDULE 13D	Page 3 of 8 Pages

1	Name of Reporting Persons Arles Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 158,696
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 158,696

11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,696
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person PN

CUSIP No. 74431A101	SCHEDULE 13D	Page 4 of 8 Pages

1	Name of Reporting Persons Arles Advisors Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 516,901
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 516,901

11	Aggregate Amount Beneficially Owned by Each Reporting Person 516,901
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

CUSIP No. 74431A101	SCHEDULE 13D	Page 5 of 8 Pages

1	Name of Reporting Persons Warren A. Mackey
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,618
	8	Shared Voting Power 516,901
	9	Sole Dispositive Power 38,618
	10	Shared Dispositive Power 516,901

11	Aggregate Amount Beneficially Owned by Each Reporting Person 555,519
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.2%
14	Type of Reporting Person IN

CUSIP No. 74431A101	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.   Security and Issuer

This second amendment (the “Second Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 and amended by the first amendment filed with the SEC on February 12, 2014 (the “Schedule 13D”), relates to the common stock (“Shares”), $0.01 par value per share, of Prudential Bancorp, Inc. (the “Issuer”), a Pennsylvania corporation. The address of the principal executive offices of the Issuer is 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145. Except as specifically provided herein, this Second Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

In the aggregate, the Reporting Group owns 555,519 Shares acquired at an aggregate cost of $6,710,348, including brokerage commissions.

The Shares acquired by the Reporting Group were purchased with funds provided from working capital and, with regard to the Shares purchased by Warren A. Mackey, from his personal funds. All or part of the Shares owned by members of the Reporting Group may from time to time be pledged with J.P. Morgan Clearing Corporation or other banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Group. Such loans, if any, generally bear interest at a rate based on the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banking institutions or brokerage firms.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

The Reporting Group is filing this Second Amendment to report the sale of 175,000 Shares on March 8, 2022.

Item 5.   Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,769,387 Shares stated to be outstanding by the Issuer as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2021.

As of the close of business on March 9, 2022, the Reporting Group owned, in the aggregate, 555,519 Shares, representing approximately 7.2% of the Issuer’s Shares outstanding. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own the 516,901 Shares owned by Homestead Partners and Arles Partners representing approximately 6.7% of the Issuer’s Shares outstanding. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners. Mr. Mackey individually and as the person with the sole investment discretion and voting authority for himself may be deemed to beneficially own 38,618 Shares representing approximately 0.5% of the Issuer’s outstanding Shares.

(b) By virtue of his positions with Homestead Partners, Arles Partners and Arles Advisors, as well as the sole investment discretion and voting authority for himself, Mr. Mackey has the sole authority to vote and dispose the Shares reported in this Schedule 13D.

(c) Exhibit B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Group. All Shares reported herein were sold in the open market.

Item 7.   Material to be Filed as Exhibits

A. Joint Filing Agreement by and among the Reporting Group (previously filed with the Schedule 13D)

B. Schedule of Transactions in the Shares

CUSIP No. 74431A101	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022

HOMESTEAD PARTNERS LP

By: ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES PARTNERS LP

By: ARLES ADVISORS INC, General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey, President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

CUSIP No. 74431A101	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT B

Schedule of Transactions in the Shares

Within the Past 60 Days

Date	Shares	Price*	Amount*

	Homestead Partners LP

3/08/2022	150,000	$16.35	$2,452,477
3/08/2022	25,000	16.42	410,585

Total	175,000		$2,863,063

*	Includes brokerage commissions.